
SAN FRANCISCO EAST BAY BREWING
West Coast Handcrafted Beer


THE AMERICAN CRAFT BEER REVOLUTION
36,850
CRAFT BARRELS
PRODUCED
1982
22,159,328
CRAFT BARRELS
PRODUCED
2014
SOURCE: BUSINESS INSIDER

U.S. BEER SALES VOLUME GROWTH 2016

OVERALL
BEER
0.0%

196,749,624 BBLS

CRAFT
6.2%

24,104,852 BBLS

SOURCE: BREWERS ASSOCIATION, BOULDER, CO


2016 Craft Retail Dollar Value Growth
$23.5 billion
(10% growth over 2015)
Craft Dollar Share = 21.9%
(Total U.S. beer market retail dollar value $107.6 billion)

SOURCE: BREWERS ASSOCIATION, BOULDER, CO

BUT


U.S. Craft Beer Volume and Retail Dollar Value Growth
40%
30%
20%
10%
0%
2011
2012
2013
2014
2015
2016
Retail Dollar Value
Volume
DATA SOURCE: BREWERS ASSOCIATION. CHART BY AUTHOR.



Number of US Craft Breweries:
The Big Money Moves in
+2,200
planned
Jun 2016: 4,656
2015: 4,225
1998:
1,625
2011:
1,176
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1980
1983
1986
1989
1992
1995
1998
2001
2004
2007
2010
2013
2016
Source: Brewers Association
WOLFSTREET.com

TTB Permitted Brewery Count

7,180 as of 12/31/2016

State	Count	State	Count	State	Count
Alabama	37	Kentucky	60	North Dakota	15
Alaska	36	Louisiana	34	Ohio	236
Arizona	110	Maine	102	Oklahoma	26
Arkansas	34	Maryland	88	Oregon	304
California	927	Massachusetts	146	Pennsylvania	333
Colorado	386	Michigan	379	Rhode Island	17
Connecticut	76	Minnesota	165	South Carolina	59
Delaware	25	Mississippi	14	South Dakota	21
DC	13	Missouri	116	Tennessee	101
Florida	264	Montana	79	Texas	266
Georgia	69	Nebraska	47	Utah	34
Hawaii	23	Nevada	44	Vermont	73
Idaho	67	New Hampshire	73	Virginia	209
Illinois	244	New Jersey	96	Washington	424
Indiana	163	New Mexico	86	West Virginia	24
Iowa	94	New York	394	Wisconsin	217
Kansas	47	North Carolina	260	Wyoming	33

Source: NBWA and TTB, 2017.

“AMERICA'S BEER WAR IS GETTING UGLY”

by Wolf Richter, Wolf Street | Oct. 17, 2016

"IN 2015, OVERALL BEER SALES FELL 0.2%.
CRAFT BEER SALES ROSE 12.8%.
BUT THE NUMBER OF CRAFT BREWERS ROSE BY NEARLY
40%!!"



2016 Volume Share for Craft Brewers
5.7%
6.5%
7.8%
11%
12.2%
12.3%
2011
2012
2013
2014
2015
2016

SOURCE: BREWERS ASSOCIATION, BOULDER, CO

Bloomberg HEINEKEN BANKS ON ASIA FOR GROWTH AS TIGER BEER PROSPERS

Feburary 14, 2017

HEINEKEN NV

U.S. CRAFT BEER MARKET IS "ABSOLUTELY" SLOWING DOWN,

- CEO JEAN-FRANCOIS VAN BOXMEER SAID IN AN INTERVIEW


TOO CROWDED

IS THERE STILL OPPORTUNITY SOMEWHERE?


ASIA

Figure 7. Middle class spending in Asia is poised for sharp growth



35000
30000
25000
20000
15000
10000
5000
0
2005 PPP US$, billion
North America
Europe
Central and South America
Asia Pacific
Africa and the Middle East
2009
2020
2030

Source: Brookings Institute, OECD, Deloitte Services LP economic analysis.

Graphic: Deloitte University Press | DUPress.com


TOP BEER CONSUMERS IN ASIA 2015
1
CHINA
43,266
2
JAPAN
5,380
3
VIETNAM
3,832
4
INDIA
2,357
5
SOUTH KOREA
2,350
6
THAILAND
1,881
0
10,000
20,000
30,000
40,000
50,000
TOP BEER CONSUMERS IN ASIA 2015
Total Consumption (thousand kl)

Chart: Based on Kirin Report Global Beer Consumption by Country in 2015


CHINA

GLOBAL BEER CONSUMPTION BY COUNTRY IN 2015

2015 Ranking	2014 Ranking	Country	2015	
			Total Consumption (thousand kl)	Global Market Share
1	1	China	43,266	23.5%
2	2	United States	24,245	13.2%
3	3	Brazil	9,283	5.1%
4	4	Russia	8,633	4.7%
5	5	Germany	8,450	4.6%
6	6	Mexico	7,371	4.0%
7	7	Japan	5,380	2.9%
8	8	United Kingdom	4,404	2.4%
9	11	Vietnam	3,832	2.1%
10	9	Poland	3,823	2.1%

KIRIN

Kirin Beer University Report Global Beer Consumption by Country in 2015


TOTAL BEER MARKET SIZE (VOLUME)
CHINA
=
USA
+
GERMANY
+
BRAZIL


NUMBER OF BREWERIES
New Hampshire (73*) > China (53**)
>
*JUNE,2016
**DECEMBER,2015

FOX BUSINESS

March 31, 2016

CHINA IS NOW THE WORLD'S LARGEST BEER MARKET

"IN 2015, THEY DRANK ALMOST TWO TIMES (ABOUT 25 BILLION LITERS) THE AMOUNT OF BEER THAN AMERICANS"

HOWEVER, IT'S NOT JUST ANY BEER.

FOX BUSINESS

March 31, 2016

"2010 TO 2015, CRAFT BEER IN CHINA HAS GROWN IN MARKET SHARE BY ABOUT 23 PERCENT,"

-DONNIE EVERTS, VICE PRESIDENT OF INTERNATIONAL DEVELOPMENT FOR WORLD OF BEER


INDIA

India beer market volume, mln. liters / mln. cases

Sources: industry data, business press, our calculations


Million litres
Million cases
468
60
523
67
663
85
739
95
842
108
1 069
137
1 209
155
1 342
172
1 487
191
1 755
225
1 833
235
2 051
263
2 106
270
2 232
286
2 366
303
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08
2008-09
2009-10
2010-11
2011-12
2012-13
2013-14
2014-15
2015-16F

ANALYSIS OF BEER MARKET IN INDIA. “JOURNAL.BEER 3-2015


Correlation between Indian beer market and real GDP growth, %
Sources: World Bank, our calculations
Beer market growth
Real GDP growth (g)
40%
35%
30%
25%
20%
15%
10%
5%
0%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
2005-06
2006-07
2007-08
2008-09
2009-10
2010-11
2011-12
2012-13
2013-14
2014-15
14%
14%
27%
12%
29%
13%
11%
-2%
10%
11%
24%
18%
6%
4%
12%
-1%
0%
3%
10%
6%

ANALYSIS OF BEER MARKET IN INDIA. "JOURNAL.BEER 3-2015

Columbia Business School
AT THE VERY CENTER OF BUSINESS™

WHY INDIA IS THE FASTEST-GROWING ECONOMY ON THE PLANET

ECONOMICS & POLICY
CHAZEN GLOBAL INSIGHTS | December 9, 2016

One of the world's foremost economists suggests which catalysts propelled India out of desperate poverty – and predicts how the subcontinent will turn its sprint into a marathon.

Bloomberg

INDIA'S DAYS AS A BEER-DRINKING LIGHTWEIGHT MAY SOON BE OVER

January 5, 2017

CRAFT BREWS: WITH MORE THAN 80 OPERATING MICROBREWERIES VERSUS JUST TWO IN 2008, SALES OF CRAFT BEER ARE RISING 20 PERCENT ON-YEAR


VIETNAM

VIETNAM'S BOOMING CRAFT BEER SCENE

By Kate Springer, Dan Tham, CNN Updated 3:33 AM ET, Wed July 5, 2017

(CNN)A night out drinking in Vietnam used to mean one thing: sipping Bia Hoi, a local draft beer with 3% alcohol content, from a tiny stool on the sidewalk.

But feather-light lagers aren't the only game in town anymore. The country's craft beer scene is booming, having welcomed more than a dozen micro-breweries in the past two years.


EAST WEST BREWING CO.

Photos: Vietnam's new brews
East West Brewing Company opened on a busy street in the city's central District 1 in January, 2017

Forbes

Forbes

April 13, 2016

ON THE FRONTIER OF BEER IN VIETNAM

Brett Davis , Contributor

"IN 2015 THE COUNTRY CONSUMED 3.4 BILLION LITERS OF BEER, ROUGHLY 38 LITERS FOR EVERY INDIVIDUAL IN THE COUNTRY."

Forbes

Forbes

April 13, 2016

ON THE FRONTIER OF BEER IN VIETNAM

Brett Davis , Contributor

"THAT WAS UP 10 PERCENT ON THE PREVIOUS YEAR, AND A WHOPPING 41 PERCENT COMPARED TO 2010."


JAPAN

THE COUNTRY IS IN THE TOP TEN BEER CONSUMERS

7TH LARGESET

2015 Ranking	2014 Ranking	Country	2015	
			Total Consumption (thousand kl)	Global Market Share
1	1	China	43,266	23.5%
2	2	United States	24,245	13.2%
3	3	Brazil	9,283	5.1%
4	4	Russia	8,633	4.7%
5	5	Germany	8,450	4.6%
6	6	Mexico	7,371	4.0%
7	7	Japan	5,380	2.9%
8	8	United Kingdom	4,404	2.4%
9	11	Vietnam	3,832	2.1%
10	9	Poland	3,823	2.1%

KIRIN Kirin Beer University Report Global Beer Consumption by Country in 2015

BloombergBusiness

March 1, 2017

NEW TAXES COULD TRIGGER A JAPANESE CRAFT BEER RENAISSANCE

Unifying rates for all beer makers is good news for craft brewers.

The Japan Times

Saturday, June 4, 2016

BY DANIEL MORALES
SPECIAL TO THE JAPAN TIMES

"BEER ESSENTIALS: THE CRAFT BEER BOOM IN JAPAN SHOWS NO SIGN OF RUNNING DRY"


OUR BEER

CORE FOUR


SCHU BROS
SB
NICO
AMERICAN WHEAT
BREWERY
SCHU BROS
SB
680 IPA
680
BREWERY
SCHU BROS
SB
LAS TRAMPAS
PALE ALE
BREWERY
SCHU BROS
SB
DIABLO DARK
STOUT
BREWERY


PASSPORT
SERIES
Aalbeke
SCHUBROS BREWERY
GOLDEN STRONG
San Ramon, CA
ALCOSTA
SCHUBROS BREWERY
San Ramon, CA
KIROV
SCHUBROS BREWERY
IMPERIAL STOUT
San Ramon, CA
RIEL
SCHUBROS BREWERY
QUADRUPEL
SCHUBROS BREWERY
SB
Aalbeke
SAN RAMON, CALIFORNIA
SCHUBROS BREWERY
SB
ALCOSTA
SAN RAMON, CALIFORNIA
SCHUBROS BREWERY
SB
KIROV
SAN RAMON, CALIFORNIA
SCHUBROS BREWERY
SB
RIEL
QUADRUPEL


SHIP TO SHORE
BY SCHUBROS BREWERY
SAN FRANCISCO EAST BAY


SCHUBROS BREWERY
SAN FRANCISCO EAST BAY
SHIP TO SHORE
SAN FRANCISCO EAST BAY
IPA
IOWA
BB-4
SCHUBROS BREWERY
SAN FRANCISCO EAST BAY
SHIP TO SHORE
SAN FRANCISCO EAST BAY
IPA
ALABAMA
BB-8


CALIFORNIA
SUNRISE
AMERICAN
WHEAT BEER
SAN FRANCISCO EAST BAY
PRODUCT OF USA
ALE
NET CONTENT 355 ml
CALIFORNIA
MOONLIGHT
AMERICAN
DARK BEER
SAN FRANCISCO EAST BAY
PRODUCT OF USA
ALE
NET CONTENT 355 ml



San Francisco Chronicle

DRINK

Prebistoric yeast fuels a craft brew

By Alyssa Pereira

Around 45 million years ago, a leaf became ensconced in a small chunk of Burmese amber. It was a mundane enough event at the time, until the piece fell into the right hands.

Today, through the scientific maneuverings of two very dedicated molecular biologists and a rather adventurous East Bay brewer, microscopic bacteria within the amber are being crafted into — go figure — beer.

Dr. Raul Cano, a molecular biologist and retired Cal Poly San Luis Obispo professor, acquired the Eocene Epoch piece of amber in the early 1990s. He successfully extracted a yeast, and then managed to revive it from dormancy shortly thereafter. His achievement, however, was not met with universal applause. As supposedly the first person to pull off such a temporally irreverent feat, critics were naturally skeptical.

Another molecular biologist, Chip Lambert, was one such cri-



Fossil Fuels Brewing Company

A 45 million-year-old yeast strain in this amber, above, was used to craft a saison, right, by an East Bay brewery.

"It needs to be roused. ... A lot of modern yeasts are like that, but this is much more."

Jan Schuster, brewer

it, "high maintenance."

"It needs to be roused," Schu-


SAN FRANCISCO EAST BAY
ANCIENT YEAST
45
MILLION
YEAR-OLD YEAST BEER
SAISON
BREWED USING ANCIENT SACCHAROMYCES CEREVISIAE
FOSSIL FUELS FFBC BREWING CO.

AQOTANGO

BREWED WITH QUINOA

LOW GULTEN BEER


AQOTANGO
AMBER ALE
CRAFT BREWED WITH
QUINOA
GLUTEN
AQOTANGO
INDIA PALE ALE
CRAFT BREWED WITH
QUINOA
12 FL OZ
AQOTANGO
PALE ALE
QUINOA
12 FL OZ



TEAM



IAN SCHUSTER
Founder/CEO



MURTY CHENNOBOTHLA
President, India



ATUL MADNE
COO



CUONG VAN NGUYEN
President, SBC-Brewmaster



GILLIAN QIAN
President, China



CHRIS HAMPTON
Chief Restaurant Officer



GILLIAN GRAY
Special Projects Officer



DARRON BRACKENBURY
Director

MORE INFO: HTTPS://WEFUNDER.COM/SFEBB

Music: Going Higher http://www.bensound.com
Music: Energy http://www.bensound.com

Billionaire Sam Adams founder explains how he helped spark the craft-beer revolution
http://www.businessinsider.com/samuel-adams-founder-jim-koch-on-craft-beer-revolution-2015-6

PRESS RELEASES | STEADY GROWTH FOR SMALL AND INDEPENDENT BREWERS, March 28, 2017
https://www.brewersassociation.org/press-releases/2016-growth-small-independent-brewers/

U.S. now has over 4,000 breweries. How many is too many?
http://celebratethesuds.blogspot.com/2015/09/us-now-has-over-4000-beweries-how-many.html

Brewers association: U.S. PASSES 4,000 BREWERIES, September 28, 2015
https://www.brewersassociation.org/insights/4000-breweries/

China is Now The World's Largest Beer Market
http://www.foxbusiness.com/features/2016/03/31/china-is-now-worlds-largest-beer-market.html

Kirin Beer University Report Global Beer Consumption by Country in 2015
http://www.kirinholdings.co.jp/english/news/2016/1221_01.html

Grobal off-trade of beer segmented by region
https://www.slideshare.net/Adrienna/the-global-beverage-market2013

Surfing the ebb and flow of the Asian alcohol market
http://blogs.reuters.com/data-dive/2015/04/14/surfing-the-ebb-and-flow-of-the-asian-alcohol-market/

https://dupress.deloitte.com/dup-us-en/economy/asia-pacific-economic-outlook/2016/q1-asia-economic-growth-continues.html

Why India Is the Why India Is the Fastest-Growing Economy on the PlanetFastest-Growing Economy on the Planet
https://www.bloomberg.com/news/articles/2017-01-06/india-s-beer-market-to-fizz-thanks-to-youth-culture-change-bmi

On The Frontier Of Beer In Vietnam
https://www.forbes.com/sites/davisbrett/2016/04/13/on-the-frontier-of-beer-in-vietnam/#4a20adf87be7

Columbia Business School - Why India Is the Why India Is the Fastest-Growing Economy on the PlanetFastest-Growing Economy on the Planet
https://www8.gsb.columbia.edu/articles/chazen-global-insights/why-india-fastest-growing-economy-planet

New Taxes Could Trigger a Japanese Craft Beer Renaissance
https://www.bloomberg.com/news/articles/2017-03-02/new-taxes-could-trigger-a-japanese-craft-beer-renaissance

Beer essentials: The craft beer boom in Japan shows no sign of running dry
http://www.japantimes.co.jp/life/2016/06/04/food/beer-essentials-craft-beer-boom-japan-shows-no-sign-running-dry/